

October 25, 2012

<u>Via E-mail</u>
Joseph L. Welch
Chairman of the Board
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

   Re: ITC Holdings Corp.
     Registration Statement on Form S-4
     Filed September 25, 2012
     File No. 333-184073

Dear Mr. Welch:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the statement in the second paragraph of "Explanatory Note" that you "may" amend the registration statement to reflect the decision regarding the manner of distribution of the TransCo common units. Your use of the word "may" suggests that it is possible that such an amendment might not be required under the federal securities laws. Please tell us why you do not believe such a decision would constitute a fundamental change in the information set forth in the registration statement that requires you to file a post-effective amendment to the registration statement. See Item 512(a)(1)(ii) of Regulation S-K.

2. We note the statement in the second paragraph of "Explanatory Note" that you do not intend to re-solicit the approval of your shareholders if Entergy determines to effectuate the distribution as a split-off exchange after your special meeting has occurred. Please tell us why you do not believe re-solicitation would be necessary.

3. We note that each of J.P. Morgan and Barclays delivered its fairness opinion to your board of directors on December 4, 2011, approximately 10 months ago. Please disclose whether any material changes in your operations, performance or in any of the projections or assumptions upon which each of J.P. Morgan and Barclays based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the special meeting.

4. Please tell us why you did not file an Item 1.01 Form 8-K to report amendment no. 1 to the merger agreement. In this regard, please tell us what consideration you gave to whether amendment no. 1 constituted an "amendment of [the merger agreement] that is material to [you]," as set forth in Item 1.01(a) of Form 8-K.

5. Please provide us with a copy of the schedules to the merger agreement.

Outside Front Cover Page of Prospectus

6. Please disclose your valuation, as of December 4, 2011, for the Entergy Transmission Business that you are proposing to acquire.

7. We note the statement in the second paragraph that your board of directors will cause two vacancies to exist. Please clarify that the vacancies will be created through the resignation of two of your current directors and not through an increase in the size of the board of directors by two members. Please revise throughout the prospectus as appropriate. Please also confirm to us your understanding that if you know, before the effectiveness of the registration statement, the identity of the two board members who will resign, that you must disclose such information.

8. Please revise the third and fourth paragraphs as necessary to clarify, if true, that the final decision to pursue recapitalization has not yet been made and remains within the sole discretion of your board of directors.

Notice of Special Meeting of Shareholders

9. In proposal 3, please disclose the maximum number of shares that may be issued pursuant to the merger agreement and for which shareholders are voting. Please also provide this disclosure in the proxy card and elsewhere in the joint proxy statement / prospectus as appropriate.

Questions and Answers about the Transactions and the Special Meeting, page 4

10. Please add a Q&A to describe the purposes for proposal 2. For example, please explain why you are seeking to increase the authorized shares to 300,000,000, as opposed to another amount.

11. Please add a Q&A to explain why the post-merger ownership of ITC between Entergy shareholders and pre-merger ITC shareholders will be approximately 50.1% and 49.9%, respectively. In providing this disclosure, please explain the effect of using the Reverse Morris Trust structure.

Q: What are the "exchange trust" and the "exchange trust election" …, page 7

12. Please revise your disclosure to provide a brief explanation of the purpose of the exchange trust.

Q: What will be the indebtedness of ITC…, page 7

13. Please disclose the use of proceeds from the $1.775 billion of new indebtedness to be incurred by TransCo in connection with the transactions. In the disclosure, please differentiate between the amount of proceeds to be used towards the Entergy Transmission Business and the amount of proceeds to be used towards operations unrelated to the Entergy Transmission Business. Please also revise the disclosure in "The Financings—The Debt Exchange" and "The Financings—TransCo Subs Financing" to disclose the information provided in response to this comment.

Q: What will ITC shareholders receive in the merger?, page 8

14. In the first sentence, please disclose that the specified assets and liabilities from the Entergy Transmission Business include $1.775 billion in debt.

15. We note the disclosure that Entergy shareholders will hold no less than 50.1% of the outstanding common stock of ITC following the merger. With a view towards disclosing the maximum dilutive effect of the transaction on your current shareholders, please explain how Entergy shareholders could come to hold more than 50.1% immediately following the merger and clarify, to the extent possible, the maximum percentage of ITC common stock that could be held by Entergy shareholders and the corresponding minimum percentage that would be held by ITC shareholders

Q: What will Entergy shareholders receive in the transactions?, page 8

16. Please disclose the approximate aggregate dollar value of the shares you will issue to Entergy shareholders in the merger.

Selected Unaudited Pro forma Condensed Combined Consolidated Information page, 38

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 39

17. Please consider adding separate columns for the multiple transactions disclosed in Note 1 and a total as adjusted column related to the transmission business before you present your pro forma adjustments. For example, the ITC recapitalization, the issuance of debt, debt assumed by ITC incurred by TransCo and issuance of senior securities of TransCo and cash to Entergy should be presented in separate columns.

18. It appears the deferred income taxes and other long term liability line items in the balance sheet do not foot across. Please revise or advise.

Note 5. (c) Debt, page 46

19. Please disclose the basis for the interest rates used and provide us with your calculation of the pro forma interest expense adjustments for the six months ended June 30, 2012 and the year ended December 31, 2011.

20. Please tell us how the $13.5 million of deferred financing fees to be paid be Entergy's Transmission Business is reflected in the pro forma balance sheet and the basis for your presentation.

Note 5. (d) Goodwill, page 46

21. Please explain why the net book value of Entergy's Transmission Business used to calculate goodwill differs from net book value of Entergy's Transmission Business noted in the pro forma balance sheet on page 39.

Risk Factors, page 50

22. We note that you have not presented any material risks specific to the Entergy Transmission Business. As such risks may be independent of the risks included in "— Risks Related to the Combined Company's Business Following the Transactions" or the industry risks incorporated by reference into the registration statement, please clarify for us, if true, that you do not believe any such risks exist or revise your disclosure accordingly.

23. Please tell us what consideration you gave to adding a risk factor to address the risks, if any, associated with the increase in your indebtedness as a result of the merger from $2.96 billion as of June 30, 2012 to approximately $5.48 billion.

Information on Entergy, page 75

24. It appears that you have elected to provide the disclosure required by Part C of Form S-4 pursuant to Item 17 of Form S-4. Accordingly, please disclose all information required Item 17 and do not incorporate by reference or otherwise direct investors to information contained outside of the prospectus. In this regard, we note the third paragraph directing investors to Entergy's Annual Report for the year ended December 31, 2011.

The Transactions, page 102

Calculation of the Merger Consideration, page 108

25. Please provide an example demonstrating the calculation of the amount of common units TransCo will issue to Entergy pursuant to the formula set forth on page 108. In the example, please describe how the formula will cause Entergy shareholders to constitute holders of at least 50.1% of the outstanding ITC common stock following the merger. Please disclose any assumptions that you make in the example.

26. Please address how your potential share repurchase would affect the estimate of the number of ITC shares on a fully diluted basis in the formula set forth on page 108.

Background of the Merger, page 110

27. We note that Entergy contacted ITC on June 6, 2011 to inquire about ITC's interest in submitting a proposal related to the Entergy Transmission Business. Please revise your disclosure to address whether Entergy solicited indications of interest from other parties.

28. Please disclose why you agreed to use the Reverse Morris Trust structure proposed by Entergy for the transactions. To the extent material, please briefly address any other transaction structures that you considered and the reasons for not pursuing them. Please discuss, specifically, why an all-cash purchase, as your July 1, 2011 letter originally proposed, was not selected.

29. Please disclose whether you considered other transaction partners for expanding your transmission business and why you selected Entergy over any such partners.

30. Please disclose your valuation for the Entergy Transmission Business, as included in your July 1, 2011 letter.

31. Please revise your disclosure to clarify whether at the July 6, 2011 meeting Entergy's representatives provided ITC's representatives with any feedback on ITC's July 1, 2011 preliminary indication of value for the Entergy Transmission Business and the underlying assumptions supporting the valuation. If such feedback was provided, please revise your disclosure to summarize it.

32. Please disclose the internal valuations of the Entergy Transmission Business presented to Entergy's board of directors on July 29, 2011, November 18, 2011 and December 2, 2011.

Opinion of J.P. Morgan, page 123

33. Please disclose the amount of fees paid during the past two years prior to the date of J.P. Morgan's opinion by ITC to J.P. Morgan and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Opinion of Barclays, page 131

34. Please disclose the amount of fees paid during the past two years prior to the date of Barclays's opinion by ITC to Barclays and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 142

35. Footnote (1) to the Golden Parachute Compensation table states that Mr. Welch will receives two times his three year average bonus. However, the second bullet beneath the first paragraph on page 144 suggests that Mr. Welch will receive his three year average bonus, without a multiplier. Please reconcile these disclosures.

36. We note the implication in the fifth bullet beneath the first paragraph on page 144 that Messrs. Jipping and Oginsky may be eligible to participate in ITC's retiree welfare benefit plan upon the satisfaction of certain criteria. Please assume a triggering event of the latest practicable date prior to the mailing of the joint proxy statement / prospectus to determine whether you reasonably expect Messrs. Jipping to Oginsky to satisfy such criteria. If you do, then please include the amounts payable to each individual in the Golden Parachute Compensation table. If you do not, then please include a statement in the prospectus to such effect. See Instruction 3 to Item 402(t)(2) of Regulation S-K.

37. Please provide the disclosure required by Item 402(t) of Regulation S-K as of the latest practicable date prior to the mailing date of the joint proxy statement / prospectus.

38. Please disclose in a footnote whether the amounts payable under the Equity, Pension/NQDC and Perquisites/Benefits columns are pursuant to single-trigger or double-trigger arrangements. See Instruction 5 to Item 402(t)(2) of S-K.

The Financings, page 154

39. To the extent that they are determined prior to the effective date of the registration statement, please disclose the material terms of the TransCo debt securities and the TransCo Subs bridge facility.

ITC Recapitalization, page 155

40. Please tell us whether you intend for any share repurchase to be covered by Exchange Act Rule 10b-18. If you do, then please specifically address Exchange Act Rule 10b-18(2)(a)(13)(iv). Please also tell us how you intend for any share repurchase to comply with Regulation M. Please provide us with sufficient detail regarding the repurchase program to analyze your response.

The Merger Agreement, page 156

41. Please revise the fourth and fifth sentences of the italicized paragraph to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please make a similar revision with respect to the fifth through seventh sentences in "—Representations and Warranties" on page 159; the fifth sentence in the italicized paragraph under "The Separation Agreement"; and the fifth sentence in the italicized paragraph under "Additional Material Agreements."

Representations and Warranties, page 159

42. We note the statement in the second sentence that the "representations and warranties were made solely for purposes of the merger agreement." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities law.

Material United States Federal Income Tax Consequences of the Transactions, page 224

43. Please disclose the material tax consequences to your shareholders. In this regard, we note your disclosures on pages 10 and 27 regarding the expected material U.S. federal income tax consequences of the transactions to ITC shareholders. In addition, please file as an exhibit to the registration statement an opinion to support such disclosure. See Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin No. 19 and Item 601(b)(8) of Regulation S-K.

44. We note that receipt of the tax opinions by you and Entergy and the receipt of the IRS private letter ruling by Entergy are waivable closing conditions under the merger agreement. Please confirm to us your understanding that if any such condition is waived and the change in tax consequences is material, you must recirculate the joint proxy

statement / prospectus and resolicit the votes of your shareholders. See Section III.D.3 of Staff Legal Bulletin No. 19.

Opinion of Barclays Capital Inc., page E-2

45. We note the disclaimer in the fourth sentence of the first full paragraph relating to projections and estimates reviewed by Barclays and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the prospectus. Please revise.

Note 7 Retirement, Other Postretirement Benefits, and Defined Contribution Plans, page F-23

46. Please tell us why the fair value of the qualified pension assets and other post retirement trusts in the tables on pages F-31 and F-32 differs from the fair value of plan assets disclosed in the tables on pages F-25 and F-27.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at (202) 551-3318 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director

cc: Wendy A. McIntyre
        ITC Holdings Corp.

        Andrew Smith
        Simpson Thacher & Bartlett LLP